SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FIBERTOWER CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9.00% Convertible Senior Secured Notes due 2012

(Title of Class of Securities)

31567R AC 4

31567R AA 8

(CUSIP Numbers of Class of Securities)

Thomas A. Scott

Chief Financial Officer

FiberTower Corporation

185 Berry Street, Suite 4800

San Francisco, California 94107

(415) 659-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

W. Mark Young

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Fax (713) 238-7111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$322,824,107	$18,014

*                 The transaction valuation is estimated solely for the purposes of calculating the filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (“Rule 0-11”).  The transaction valuation estimate assumes the exchange of the entire outstanding principal amount of outstanding 9.00% Convertible Senior Secured Notes due 2012 of FiberTower Corporation (the “Existing Notes”) and the additional Existing Notes to be issued on November 16, 2009 in payment of interest on the Existing Notes, and is based on the book value of the Existing Notes as of September 30, 2009, as adjusted for the issuance of the additional Existing Notes.

**          The amount of the filing fee is calculated in accordance with Rule 0-11 by multiplying the estimated Transaction Valuation by .00005580, or $55.80 for each $1,000,000 of the estimated value of the transaction.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,014

Filing Party: FiberTower Corporation

Form or Registration No.: Schedule TO

Date Filed: October 26, 2009

☐            Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 26, 2009 (as amended and supplemented to date, the “Schedule TO”) by FiberTower Corporation, a Delaware corporation (“FiberTower” or the “Company”), pursuant to Rule 13(e)-4 under the Securities Exchange Act of 1934, as amended, in connection with an exchange offer (the “Exchange Offer”) by FiberTower to exchange, for each $1,000 principal amount of its 9.00% Convertible Senior Secured Notes due 2012 (the “Existing Notes”) that is tendered and accepted, $1,000 principal amount of 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the “Interim Notes”).  FiberTower is seeking to exchange any and all outstanding Existing Notes in the Exchange Offer.  Concurrently with the Exchange Offer, FiberTower is also soliciting consents from holders of the Existing Notes (the “Consent Solicitation”) for certain amendments to the indenture governing the Existing Notes.

The Exchange Offer and the Consent Solicitation is made upon the terms and subject to the conditions described in the offering memorandum and consent solicitation statement dated October 26, 2009 (the “Offering Memorandum”), as amended hereby, and the accompanying Letter of Transmittal and Consent (the “Letter of Transmittal”).  The Offering Memorandum and the accompanying Letter of Transmittal are filed as exhibits (a)(1) and (a)(2), respectively, hereto.

Information set forth in the Offering Memorandum is incorporated by reference in response to the applicable items of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.           Terms of the Transaction.

(a)        The Offering Memorandum and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offering Memorandum, are hereby amended to revise the third paragraph on page 55 of the Offering Memorandum, appearing under the section entitled “General Terms of the Exchange Offer and Consent Solicitation—Acceptance of Existing Notes for Exchange; Accrual of Interest—Acceptance of Existing Notes for Exchange,” to read in its entirety as follows:

We expressly reserve the right, in our sole discretion, to delay acceptance for exchange of, or exchange of, Existing Notes tendered under the exchange offer (subject to Rule 14e-1c under the Exchange Act, which requires that we issue the offered consideration or return the Existing Notes deposited pursuant to the exchange offer promptly after termination or withdrawal of the exchange offer), or to terminate the exchange offer and not accept for exchange any Existing Notes not previously accepted for exchange, (1) if any of the conditions to the exchange offer shall not have been satisfied or validly waived by us, or (2) pending the receipt of regulatory approvals required to consummate the exchange offer.

(b)       The Offering Memorandum and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offering Memorandum, are hereby amended to revise the first paragraph on page 60 of the Offering Memorandum, appearing under the section entitled “General Terms of the Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation,” to read in its entirety as follows:

Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange or to exchange Notes tendered pursuant to the exchange offer, and may terminate, amend or extend the exchange offer or delay or refrain from accepting for exchange, or exchanging, the Notes or transferring any exchange consideration, if any of the following shall occur:

•         consents representing at least a majority of the aggregate principal amount of the Existing Notes approving the Proposed Amendments are not delivered;

•         any order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority that prohibits or materially restricts the consummation of the exchange offer or consent solicitation;

•         there shall be instituted or pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, that, in our reasonable judgment, following the receipt of advice of counsel, would make the acceptance for exchange of, or exchange of, some or all of the Existing Notes pursuant to the exchange offer illegal;

•         there shall have occurred any event affecting our business or financial affairs that, in our reasonable judgment, would prevent or materially restrict or delay consummation of the exchange offer and consent solicitation; or

•         our applications for qualification of the Interim Indenture and New Indenture on Form T-3 are not declared effective by the SEC.

(c)        The Offering Memorandum and Item 4 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offering Memorandum, are hereby amended to revise the third paragraph on page 60 of the Offering Memorandum, appearing under the section entitled “General Terms of the Exchange Offer and Consent Solicitation—Conditions of the Exchange Offer and Consent Solicitation,” to read in its entirety as follows:

These conditions are for our benefit and may be asserted by us or may be waived by us, in whole or in part, at any time and from time to time, in our reasonable discretion. We may additionally terminate the exchange offer if any condition is not satisfied prior to the Expiration Time, other than any condition that is not satisfied as a result of any action or inaction by us within our control. If any of these events occur, subject to the termination rights described above, we may (i) return tendered Existing Notes to you, (ii) extend the exchange offer and consent solicitation and retain all tendered Existing Notes until the expiration of the extended exchange offer and consent solicitation, or (iii) amend the exchange offer and consent solicitation in any respect by giving oral or written notice of such amendment to the Exchange Agent and making public disclosure of such amendment to the extent required by law.

(d)       Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language thereto: “The information concerning the accounting treatment for the transaction is included in Note 1 to the Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements contained in the Offering Memorandum.”

Item 12.    Exhibits.

Item 12 and the Exhibit Index of this Schedule TO is hereby amended to replace the Form of Supplemental Indenture, the Form of Indenture governing Interim Notes, the Form of Indenture governing New Notes and the Form of Support Agreement that were filed with the original Schedule TO as Exhibits (d)(2), (d)(3), (d)(4) and (d)(6), respectively, with the revised forms of such exhibits filed as Exhibits (d)(2), (d)(3), (d)(4) and (d)(6), respectively, with this Amendment No. 1.  The Exhibit Index appearing after the signature page hereto, as so amended, is incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

FIBERTOWER CORPORATION

/s/ Thomas A. Scott
Name: Thomas A. Scott
Title: Chief Financial Officer
Date: November 19, 2009

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INDEX TO EXHIBITS

(a)	(1)*	Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009.

(a)	(2)*	Form of Letter of Transmittal and Consent.

(a)	(3)*	Form of Notice of Guaranteed Delivery.

(a)	(4)*	Form of Letter to Clients.

(a)	(5)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)	(6)*	Press Release, dated October 26, 2009.

(b)		Not applicable.

(d)	(1)

Indenture, dated as of November 9, 2006, among FiberTower Corporation, as issuer, the guarantors named therein, and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on November 15, 2006)

(d)	(2)**	Form of Supplemental Indenture.

(d)	(3)**	Form of Indenture governing Interim Notes.

(d)	(4)**	Form of Indenture governing New Notes.

(d)	(5)*	Form of Registration Rights Agreement.

(d)	(6)**	Form of Support Agreement, dated October 26, 2009.

(g)		Not applicable.

(h)		Not applicable.

*Previously filed

** Filed herewith

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